UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RingCentral, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76680R 206

(CUSIP Number)

June 5, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS KC Trust UTA dated December 17, 1999, Citicorp Trust South Dakota, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,706,839
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,706,839
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,839
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by KC Trust UTA dated December 17, 1999, Citicorp Trust South Dakota, Trustee (“KC”). As a limited partner of Khosla Ventures II, LP (“KV II”), KC received the shares beneficially owned by it in a distribution of the shares held by KV II. KC is an irrevocable trust formed for the benefit of Vinod Khosla’s descendants. KC is a directed trust, which means that the trustee takes directions with respect to investment and voting from the members of an investment committee. Mr. Khosla’s adult children have the power to remove or replace members of the investment committee. Mr. Khosla has no power to remove or replace the members of the investment committee and has no power to vote or dispose of the shares beneficially owned by KC. Because Mr. Khosla from time to time recommends certain specific investments to KC’s investment committee, KC may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. KC and Mr. Khosla expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The percentage set forth on the cover sheet is calculated based on 41,265,281 shares of Class A Common Stock outstanding as of June 12, 2014, as provided to the Reporting Person by representatives of the Issuer.

Item 1(a).	Name of Issuer:

RingCentral, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

1400 Fashion Island Boulevard, Suite 700

San Mateo, California 94404

Item 2(a).	Name of Person(s) Filing:

KC Trust UTA dated December 17, 1999, Citicorp Trust South Dakota, Trustee (“KC”)

Item 2(b).	Address of Principal Business Office:

PO Box 6008

Sioux Falls, SD 57117

Item 2(c).	Citizenship:

South Dakota, United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

76680R 206

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of the Class A Common Stock by the Reporting Person filing this statement on Schedule 13G is provided as of June 12, 2014:

Reporting Person	Shares Held Directly(1)	Sole Voting Power(1)	Shared Voting Power	Sole Dispositive Power(1)	Shared Dispositive Power	Beneficial Ownership(1)	Percentage of Class (1, 3)
KC	2,706,839	2,706,839	0	2,706,839	0	2,706,839	6.6%

(1)	Represents the number of shares of Class A Common Stock and the number of shares of Class A Common Stock issuable upon exercise of options, warrants and other convertible securities that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Person.
(2)	KC is an irrevocable trust formed for the benefit of Vinod Khosla’s descendants. KC is a directed trust, which means that the trustee takes directions with respect to investment and voting from the members of an investment committee. Mr. Khosla’s adult children have the power to remove or replace members of the investment committee. Mr. Khosla has no power to remove or replace the members of the investment committee and has no power to vote or dispose of the shares beneficially owned by KC. Because Mr. Khosla from time to time recommends certain specific investments to KC’s investment committee, KC may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. KC and Mr. Khosla expressly disclaim status as a “group” for purposes of this Schedule 13G.
(3)	The percentage set forth above is calculated based on 41,265,281 shares of Class A Common Stock outstanding as of June 12, 2014, as provided to the Reporting Person by representatives of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2014

KC TRUST UTA DATED DECEMBER 17, 1999,

CITICORP TRUST SOUTH DAKOTA, TRUSTEE

By:	/s/ Peter J. Randazzo
	Name:	Peter J. Randazzo
	Title:	Managing Director